UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                             TECHNEST HOLDINGS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    878379205
                                 (CUSIP Number)

                                  Stephen Hicks
                                 90 Grove Street
                               Ridgefield CT 06877

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 24, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

      |_|   RULE 13D-1(B)
      |X|   RULE 13D-1(C)
      |_|   RULE 13D-1(D)


      *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

      THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 878379205

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SOUTHRIDGE PARTNERS LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
     NOT APPLICABLE

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
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               5    SOLE VOTING POWER

                    399,962 SHARES
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           399,962 SHARES
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     399,962 SHARES
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      Reporting Person holds 399,962 shares of common stock. Reporting Person holds 344,827 shares of Series C preferred stock that absent any restriction, is convertible into 344,827 shares of the issuer's common stock, and 369.2 shares of Series E preferred stock that, absent any restriction, is convertible into 1,107,600 shares of the issuer's common stock. Pursuant to a restriction on beneficial ownership provided in the certificate of designation of the Series C and Series E preferred stock held by Reporting Person, the Reporting Person is prohibited from beneficially owning more than 9.9% of issuer's common stock at any given time. The Reporting Person expressly disclaims any beneficial ownership in the shares of common stock of issuer held by any other entity or person.

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

ITEM 1.

(A) NAME OF ISSUER    TECHNEST HOLDINGS, INC.


(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

One McKinley Square, Fifth Floor, Boston, MA, 02109


ITEM 2.

(A) NAME OF PERSONS FILING    SOUTHRIDGE PARTNERS LP


(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

    90 GROVE STREET
    RIDGEFIELD CT 06877

(C) CITIZENSHIP    DELAWARE


(D) TITLE OF CLASS OF SECURITIES

    COMMON STOCK

(E) CUSIP NUMBER
    878379205


ITEM 3.

      IF THIS STATEMENT IS FILED PURSUANT TO RULE 240.13D- 1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (A)  ___ BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT (15 U.S.C.
          78O).

     (B)  ___ BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT (15 U.S.C. 78C).

     (C) ___ INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE ACT (15 U.S.C. 78C).

     (D) ___ INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT OF 1940 (15 U.S.C. 80A-8).

     (E)  ___ AN INVESTMENT ADVISER IN ACCORDANCE WITH 240.13D- 1(B)(1)(II)(E).

     (F) ___ AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE WITH 240.13D-1(B)(1)(II)(F).

     (G) ___ A PARENT HOLDING COMPANY OR CONTROL PERSON IN ACCORDANCE WITH 240.13D-1(B)(1)(II)(G)

     (H) ___ A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(B) OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. 1813).

     (I) ___ A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE INVESTMENT COMPANY ACT OF 1940 (15 U.S.C. 80A-3).

     (J)  ___ GROUP, IN ACCORDANCE WITH SECTION 240.13D-1(B)(1)(II)(J).


ITEM 4. OWNERSHIP.

      PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

      (A) AMOUNT BENEFICIALLY OWNED:

      Reporting Person holds 399,962 shares of common stock. Reporting Person holds 344,827 shares of Series C preferred stock that absent any restriction, is convertible into 344,827 shares of the issuer's common stock, and 369.2 shares of Series E preferred stock that, absent any restriction, is convertible into 1,107,600 shares of the issuer's common stock. Pursuant to a restriction on beneficial ownership provided in the certificate of designation of the Series C and Series E preferred stock held by Reporting Person, the Reporting Person is prohibited from beneficially owning more than 9.9% of issuer's common stock at any given time. The Reporting Person expressly disclaims any beneficial ownership in the shares of common stock of issuer held by any other entity or person.

     (B) PERCENT OF CLASS: 9.9%

     (C) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

     (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 399,962 shares

     (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

     (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 399,962 shares

     (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING |_|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION.

BY SIGNING BELOW WE CERTIFY THAT, TO THE BEST OF OUR KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

DATED: MAY 23, 2006




                             BY:  /S/ STEPHEN HICKS
                                -----------------------------------
                                NAME:  STEPHEN HICKS
                                BY:    PRESIDENT OF GENERAL PARTNER